EXHIBIT 99.1
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                                                       [LOGO - ARC Energy Trust]

NEWS RELEASE

MARCH 24, 2005

ARC ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM
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CALGARY, MARCH 24, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
today filed its Annual Information Form which includes the Trust's reserve data and other oil and gas information for the year ended December 31, 2004 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Trust's Annual Information Form may be obtained on WWW.SEDAR.COM.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.65 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600            Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9